PGIM Funds
655 Broad Street
Newark, New Jersey 07102

October 6, 2022

VIA EDGAR SUBMISSION

Ms. Christina Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PGIM Mutual Funds

Dear Ms. Fettig:

On September 7, 2022, you provided comments to the undersigned relating to the review by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) of certain annual shareholder report filings for various investment company registrants, which are collectively known as the PGIM Funds (each of which may be referred to as a “Fund” and collectively as the “Funds”). The specific Funds covered by the Staff’s review are listed in Exhibit “A” to this letter.

This letter responds to your comments. For your convenience and reference, I have summarized the comments in this letter and provided the Funds’ response below each such comment.

1.	Comment: PGIM Core Ultra Short Bond Fund changed its benchmark, but the former benchmark was not included in the “Growth of a $10,000 Investment” chart.

Response: Going forward, when a fund’s benchmark changes during the period we will include the former benchmark alongside the new benchmark in the “Growth of a $10,000 Investment” chart.

2.

Comment: The financial statements of PGIM Strategic Bond Fund and PGIM Securitized Credit Fund have exposure to OTC Written Swaptions and Credit Default Swap Agreements (Reference Entity: GS_21-PJA) that reference the value of the contract is derived from a pool of senior prime jumbo mortgages. Consider whether the additional disclosure requirements relating to custom baskets, as described in Regulation S-X Article 12-13C(3), are applicable to these securities.

Response:  These bespoke swaptions and swaps derive value from the credit performance of an underlying pool of newly originated senior prime jumbo mortgages that are reset monthly. The counterparty bases the payment profile on the default rate for the basket of mortgages each month – if more than 20% of the loans become delinquent during a given month, the fund is deemed to have credit exposure.  At that point, a payout from the counterparty to the fund would be determined based on the associated loss from the defaults. As there are no calculated values associated with respective mortgages, but rather an aggregate credit determination made based on the level of default, we believe the current disclosure to be accurate.  In light of this comment, we will expand the disclosure to be as such: “The value of the contracts, GS_21-PJA and GS_21-PJ2A, is derived from the aggregate credit performance of a pool of senior prime jumbo mortgages. The pool of prime jumbo mortgages is reset monthly.”

3.

Comment: With respect to PGIM Strategic Bond Fund and PGIM Securitized Credit Fund, which invest in inflation index swaps, interest swaps, and total return swaps, please include in future filings a description of the reference rate and spread, and disclose (1) the end of the period interest rate, or (2) the end of period reference rate for each reference rate described in the Schedule of Investments.

Response: We will update the disclosure to indicate a description of the reference rate plus spread and the end of the period interest rate starting with the October 2022 shareholder reports.

4.

Comment: With respect to Funds that have securities with payment in-kind (“PIK”) interest, please confirm that any “Other Income” that exceeds 5% of total investment income has been stated separately, per Regulation S-X Article 607(1).

Response: Confirmed. Other Income relating to PIK interest is less than 5% of total investment income so the amounts aren’t required to be stated separately within the Statement of Operations (“SOP”).

5.

Comment: With respect to PGIM Floating Rate Income Fund’s investments in bank loans, please disclose the accounting policies of any consent fees, up-front origination fees, and/or amendment fee income from these loans. Disclose these fees separately if they meet the 5% threshold.

Response: With respect to PGIM Floating Rate Income Fund, the Other Income relating to consent fees, up-front origination fees and amendment fees are less than 5% of total investment income, which is not required to be stated separately within the SOP.  As such, since the amounts aren’t required to be stated separately on the SOP our preference is not to include the accounting policy disclosure relating to these bank loan fees in the Notes to Financial Statements.

6.

Comment: With respect to PGIM Strategic Bond Fund, the Statement of Changes in Net Assets and Financial Highlights discloses the tax return of capital from the prior year, but the Distribution and Tax Information section of the Notes to Financial Statements does not disclose the portion of the dividend that’s a tax return of capital. Please explain this in correspondence.

Response:  Going forward, we will include the portion of the dividend that’s a tax return of capital from the prior fiscal year within the Distribution and Tax Information section of the Notes to Financial Statements.

7.

Comment:  In future filings, when there are Level 3 transfers, please include more specificity regarding the reason for the transfers. This comment relates to the Level 3 transfer disclosure in PGIM Strategic Bond Fund, PGIM Securitized Credit Fund and PGIM Floating Rate Income Fund.

Response: We have updated the disclosure to include more specificity regarding the reason for the transfers, starting with the July 2022 shareholder reports, which is set forth below.

“It is the Fund’s policy to recognize transfers in and transfers out at the securities’ fair values as of the beginning of period. Securities transferred between Level 2 and Level 3 are due to changes in the method utilized in valuing the investments. Transfers from Level 2 to Level 3 are typically a result of a change from the use of methods used by independent pricing services (Level 2) to the use of a single broker quote or valuation technique which utilizes significant unobservable inputs due to an absence of current or reliable market quotations (Level 3). Transfers from Level 3 to Level 2 are a result of the availability of current and reliable market data provided by independent pricing services or other valuation techniques which utilize observable inputs. In accordance with the requirements of ASC 820, the amounts of transfers into and out of Level 3, if material, are disclosed in the Notes to the Schedule of Investments of the Fund.”

8.	Comment: Please confirm whether all related parties are identified and described in the related party transaction note of the Notes to Financial Statements.

Response:  We will update the Notes to Financial Statements, where applicable, to include language to reflect that PGIM Investments LLC renders administrative services and that Prudential Mutual Fund Services LLC (“PMFS”) serves as Shareholder Servicing Agent to the Fund.

9.	Comment: Form N-CSR was recently updated to include items 4(i) and 4(j). Please use the updated form in future filings.

Response:  Future Form N-CSR filings will include responses to items 4(i) and 4(j).

10.	Comment: Form N-CSR Item 4(e)(2), requires the percentage of services for which preapproval was waived to be included.

Response:  Future Form N-CSR filings will include the percentage of services for which preapproval was waived.

11.

Comment: Item 11(b) of Form N-CSR requires the disclosure of any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. The Funds’ disclosures limit this to the most recent fiscal quarter rather than the period covered by the report. Please update in future filings and confirm in correspondence that there were no such changes for the periods covered by the reports.

Response:  Future Form N-CSR filings will update the disclosure in item 11(b) to include the period covered by the report.  We can confirm that for prior filings, there were no changes in the registrant’s internal control over financial reporting that occurred during the periods covered by the reports that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

12.

Comment: The Funds’ experienced a change in the Independent Registered Public Accounting Firm (“Audit Firm”) during the reporting period. Any change in the Audit Firm in the future must be disclosed in the annual and semi-annual shareholder reports.

Response:  Any changes to the Audit Firm in the future will be disclosed in the annual and semi-annual shareholder reports.

13.	Comment: PGIM Floating Rate Income Fund reported on Item C.2.c of Form N-CEN that it had a share class that was terminated during the reporting period. Please confirm the accuracy of this.

Response: Confirmed. Pursuant to the Fund’s most recent Articles Supplementary dated 10/26/21, Class T shares were removed from the Fund’s charter. As of that date Class T shares are no longer an authorized share class of the Fund.

14.

Comment: Item C.8.c of Form N-CEN asks whether any expenses of the Fund that were reduced or waived pursuant to an expense limitation arrangement during the reporting period were subject to recoupment. For PGIM QMA Stock Index Fund it seems this Item should have been answered in the affirmative in order to be consistent with the Fund’s financial statements. Please explain this in correspondence.

Response: The expense limitation arrangements consist of a management fee reduction so that the effective management fee for the PGIM QMA Stock Index Fund will be 0.08% of the average daily net assets of the Fund. Separately, the Manager has contractually agreed, through January 31, 2022, (subsequently extended through January 31, 2023) to limit transfer agency, shareholder servicing, sub-transfer agency and blue sky fees, as applicable, to the extent that such fees cause the total annual operating expenses to exceed 0.18% of average daily net assets for Class R6 shares. This contractual expense limitation excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, the Manager agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, total annual operating expenses for Class R6 shares will not exceed total annual operating expenses for Class Z shares.  For PGIM QMA Stock Index Fund, all of the expenses waived were attributable to the management fee waiver which is not subject to recoupment.  In light of this, the negative response to Item C.8.c of Form N-CEN is appropriate. However, we recognize that the current language in the financial statements related to the recoupment of expenses waived or reduced is ambiguous. Going forward we will clarify the disclosure related to the recoupment of expenses waived or reduced within the financial statements, so that it will state what, if any, waivers or fee reductions are excluded from recoupment.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 773-716-6422 or patrick.mcguinness@prudential.com.  Thank you for your assistance in this matter.

Sincerely yours,

/s/ Patrick McGuinness

 Patrick McGuinness

Director, Corporate Counsel

Exhibit A

File No	Registrant Name	Series Name	Year End Date
811-08565	PRUDENTIAL INVESTMENT PORTFOLIOS 12	PGIM US Real Estate Fund	3/31/2022
811-08565	PRUDENTIAL INVESTMENT PORTFOLIOS 12	PGIM Short Duration Muni Fund	3/31/2022
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM Institutional Money Market Fund	1/31/2022
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM Core Ultra Short Bond Fund	1/31/2022
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM Core Short-Term Bond Fund	1/31/2022
811-09805	PRUDENTIAL INVESTMENT PORTFOLIOS 3	PGIM Strategic Bond Fund	2/28/2022
811-09805	PRUDENTIAL INVESTMENT PORTFOLIOS 3	PGIM Jennison Focused Growth Fund	2/28/2022
811-09805	PRUDENTIAL INVESTMENT PORTFOLIOS 3	PGIM Quant Solutions Large-Cap Value Fund	2/28/2022
811-04930	PRUDENTIAL INVESTMENT PORTFOLIOS 4	PGIM Muni High Income Fund	8/31/2021
811-06677	PRUDENTIAL INVESTMENT PORTFOLIOS 8	PGIM Securitized Credit Fund	9/30/2021
811-06677	PRUDENTIAL INVESTMENT PORTFOLIOS 8	PGIM QMA Stock Index Fund	9/30/2021
811-03712	PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 14	PGIM Floating Rate Income Fund	2/28/2022
811-03712	PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 14	PGIM Government Income Fund	2/28/2022